SUPPLEMENT NO. 4
DATED APRIL 29, 2011
TO THE PROSPECTUS DATED JANUARY 31, 2011
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated January 31, 2011.  Supplement No. 4 supersedes and replaces all prior supplements to the prospectus.  Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•
operating information, including the status of our initial public offering, portfolio-level information on our investments, selected financial data, funds from operations and modified funds from operations information, net operating income information, distribution information, dilution information, compensation to our advisor, its affiliates and our dealer manager, and information regarding our share repurchase plan;

•	an additional risk related to this offering;

•	information about our sponsor’s deferral of certain fees and expenses;

•	our potential transition engagement of a new dealer manager for this offering;

•	a revised amount outstanding under our loan to the owner of our current dealer manager;

•	an updated mailing address for our current dealer manager;

•	experts language; and

•	information regarding documents incorporated by reference.

OPERATING INFORMATION

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.  Our offering was suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate our audited financial statements for the year ended December 31, 2009 and our unaudited financial statements for the periods ended March 31, 2010 and June 30, 2010.

As of April 8, 2011, we had accepted aggregate gross offering proceeds of $6.7 million related to the sale of 716,703 shares of common stock, exclusive of DRP shares.  Accordingly, as of April 8, 2011, there are approximately 99,294,660 primary shares remaining for sale in this offering.  Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania or Ohio.  After we have accepted subscriptions totaling at least $50 million we expect to offer our shares to and admit investors in Ohio.

We expect to offer shares of common stock in our primary offering over a two-year period, or until October 15, 2011.  If we have not sold all of the shares within two years, we may extend the primary offering by up to 18 months.  We may continue to offer shares in our DRP beyond these dates.  We reserve the right to reallocate the shares we are offering between our primary offering and our DRP.  We may terminate this offering at any time.

Investment Portfolio

Investments in Unconsolidated Real Estate Joint Ventures

We, through wholly-owned subsidiaries of our operating partnership, have acquired five investments through unconsolidated joint ventures as further described below.  The following is a summary of our investment portfolio as of December 31, 2010 ($ in thousands):

	Multifamily Community Name/Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Property Acquisition Cost(1)	Capitalization Rate(2)	Joint Venture Equity		Approx. Annualized Base Rent (3)
							Investment Information
							Amount of Our Investment Net of Distributions and Cumulative Gains/(Losses)	Our Ownership Interest in Property Owner		Average Annual Effective Rent Per Unit(4)	Approx. % Leased
	Springhouse at Newport News/Newport News, Virginia	310,826	432	12/3/2009	$29,250	8.3%	$1,798	37.50%	$4,150	$9	92%
	The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	3/31/2010	$14,250	7.4%	$320	23.31%	$2,070	$10	97%
	The Apartments at Meadowmont/Chapel Hill, North Carolina	296,240	258	4/9/2010	$36,960	6.8%	$1,240	16.25%	$3,940	$15	92%
	The Estates at Perimeter/ Augusta, Georgia	266,148	240	9/1/2010	$24,950	7.3%	$1,770	25%	$2,880	$12	90%
	Gardens at Hillsboro Village/ Nashville, Tennessee	187,460	201	9/30/2010	$32,390	6.45%	$1,190	12.50%	$3,240	$16	96%
	Total	1,272,306	1,323		$137,800		$6,318		$16,280	$12	95%

(1)	Property Acquisition Cost excludes acquisition fees and closing costs
(2)
The yield of the properties is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property, contracts in place or under negotiation, and our plans for operation of the property for a one-year period of time after acquisition of the property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income is not necessarily indicative of future operating results.

(3)
Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases as of December 31, 2010 and does not take into account any rent concessions or prospective rent increases.

(4)	Annual effective rent per unit reflects tenant concessions available over the term of the lease.

Debt Obligations

Debt Obligations of Us

In connection with our equity investments in the joint ventures through which we hold our interests in the properties described above, we have entered loan agreements with affiliates of our sponsor.  Each loan is secured by a pledge of our interest in the indirect wholly owned subsidiary through which we hold the investment and a pledge of that entity’s interest in the joint venture entity which indirectly holds title to the property.  The following is a summary of our outstanding consolidated debt obligations as of December 31, 2010:
Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Maturity Date
Springhouse at Newport News Affiliate Loan	$1.7 million	30-day LIBOR + 5.00%(1)	Interest on a current basis.	06/03/2011
Estates at Perimeter Affiliate Loan	$1.9 million	30-day LIBOR + 5.00%(1)	Interest on a current basis.	08/31/2011
Gardens at Hillsboro Village Affiliate Loan	$1.3 million	30-day LIBOR + 5.00%(1)	Interest on a current basis.	09/30/2011

(1)	Subject to a floor of 7.00%.

On January 20, 2011, we, through a wholly owned subsidiary of our operating partnership, BEMT Meadowmont, LLC, entered into an agreement with an affiliate of our sponsor for a line of credit pursuant to which we may borrow, from time to time, up to $500,000, for general working capital.  The line of credit has a six-month term and matures on July 20, 2011.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on any amounts drawn under the line of credit will be paid on a current basis from cash flow distributed to us from the joint venture that indirectly holds title to the Apartments at Meadowmont.  Any draws on the line of credit may be prepaid in whole or in part at any time or from time to time without penalty.  The loan is secured by a pledge of our interest in the joint venture through which we hold the investment and a pledge of that entity's interest in the joint venture entity that indirectly holds title to the Apartments at Meadowmont.  On January 23, 2011, we borrowed $150,000.

Debt Obligations of Our Unconsolidated Joint Ventures

In connection with our joint ventures’ acquisitions of the properties described above, the joint venture has entered loan agreements for senior financing of the acquisitions which are secured by the respective property.  The following is a summary of the mortgage loans which encumber the properties in which we have invested as of December 31, 2010:

Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Maturity Date
Springhouse at Newport News Mortgage Loan(1)	$23.4 million	5.66%	Interest only for the first two years, followed by monthly principal and interest payments of $134,221 with principal calculated using an amortization term of 30 years.	01/01/2020

Reserve at Creekside Village Mortgage Loan(2)	$12.96 million	4.6%	Monthly principal and interest payments of $59,155 with principal calculated using an amortization term of 40 years.	11/01/2050

Apartments at Meadowmont Mortgage Loan(3)	$28.5 million	5.55%	Interest only for the first two years, followed by monthly principal and interest payments of $162,715 with principal calculated using an amortization term of 30 years.	05/01/2020

Estates at Perimeter Mortgage Loan(4)	$17.97 million	4.25%	Interest only for the first two years, followed by monthly principal and interest payments of $88,344 with principal calculated using an amortization term of 30 years.	09/01/2017

Gardens at Hillsboro Village Mortgage Loan(4)	$23.185 million	3.97%	Interest only for the first two years, followed by monthly principal and interest payments of $110,288 with principal calculated using an amortization term of 30 years.	10/01/2017
_______________
(1) May be prepaid subject to a prepayment penalty depending on whether the loan is securitized on or before January 1, 2011.
(2) On or after December 1, 2012 until November 30, 2020, a prepayment premium equal to a percentage of the principal balance would be due.  The prepayment premium is 8% on December 1, 2012 and reduces by 1% every December 1 until December 1, 2020 when the loan can be prepaid without penalty.
(3) May be prepaid subject to a prepayment penalty depending on whether the loan is securitized on or before May 1, 2011.
(4) May be prepaid subject to a prepayment penalty.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report for the year ended December 31, 2010 on Form 10-K (dollars in thousands, except share and per share amounts):

	December 31, 2010	December 31, 2009
Balance sheet data
Total investments in real estate joint ventures	$6,302	$2,385
Total assets	7,034	2,572
Notes payable	4,835	2,755
Total liabilities	5,356	2,788
Total stockholders’ equity (deficit)	1,615	(216)

	For the Year Ended
	December 31, 2010	December 31, 2009
Operating data
Equity in loss of unconsolidated joint ventures	$(1,147)	$(177)
Net loss	(2,307)	(439)

Per share data
Net loss per common share - basic and diluted	$(6.95)	$(17.28)

Other data
Cash flows used in operations	$(870)	$(192)
Cash flows used in investing activities	(5,456)	(2,563)
Cash flows provided by financing activities	6,264	2,740

Weighted-average number of common shares outstanding, basic and diluted	333,701	25,405

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the NAREIT’s definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), which does not include one-time acquisition expenses to further evaluate our operating performance. We believe that MFFO with this adjustment, like those already included in FFO, is helpful in assisting management, investors and analysts assess the sustainability of our operating performance, and in particular, after our offering and acquisition stages are complete because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired.  Thus, MFFO provides helpful information relevant to evaluating the Company’s operating performance in periods in which there is no acquisition activity.

            In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our advisor or third parties. Table 1 presents our calculation of FFO and MFFO for the years ended December 31, 2010 and 2009. Because we have been raising capital in our public offering since our inception, did not commence real estate operations until the end of 2009, and have made several additional equity investments in 2010, the results presented in Table 1 below are not directly comparable and should not be considered an indication of our historical operating performance.  Table 2 presents additional information about our MFFO on a property-level basis and presents our calculation of our pro-rata share of MFFO generated by our indirect equity interest in the properties for the year ended December 31, 2010.

TABLE 1	For the Year Ended
	December 31, 2010	December 31, 2009
Net loss	$(2,306,870)	$(438,921)
Add:
Pro rata share of unconsolidated JV depreciation and amortization (1)	1,261,477	79,139
FFO	(1,045,393)	(359,782)
Add:
Pro rata share of unconsolidated JV acquisitions costs (1)	426,211	135,689
Acquisition costs per income statement	362,766	191,953
Organizational costs	49,931	-
MFFO	$(206,485)	$(32,140)
(1) This represents our share of depreciation and amortization expense and acquisition costs at the properties that we account for under the equity method of accounting.

TABLE 2
	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Equity in Loss of unconsolidated joint ventures	$(339,168)	$(317,203)	$(234,136)	$(167,490)	$(89,226)	$(1,147,224)
Pro rata share of unconsolidated JV depreciation and amortization	616,870	172,949	257,106	151,305	63,247	1,261,477
	277,701	(144,255)	22,970	(16,184)	(25,979)	114,253
Amortization of deferred financing costs	4,387	474	1,737	427	518	7,543
Pro rata share of unconsolidated JV acquisition costs (1)		182,760	83,840	96,640	62,971	426,211

Affiliate loan interest (2)	(155,586)	(18,967)	(16,908)	(45,191)	(22,101)	(258,753)

Corporate operating expenses (3)	(140,597)	(24,923)	(97,352)	(139,472)	(93,395)	(495,739)

MFFO	$(14,095)	$(4,911)	$(5,713)	$(103,780)	$(77,986)	$(206,485)

(1) All properties, except Springhouse were acquired in 2010.
(2) Short term notes to be paid from proceeds of the equity raise.
(3) Reflects up to the 2% operating expenses limitation on total corporate operating expenses imposed by our charter. These expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $56,875 and $36,250 was recognized for the years ended December 31, 2010 and 2009, respectively.

•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $35,503 and $365 was recognized for the years ended December 31, 2010 and 2009, respectively.

Historical Operating Performance of Properties Related to our Investments in Joint Ventures

We evaluate the performance of the properties in which we hold an interest through our equity investments in joint ventures based upon net operating income (“NOI”), which is a non- GAAP supplemental financial measure.  We use NOI to evaluate the operating performance of our real estate investments and to make decisions concerning the operation of the property.  We believe that NOI is essential to the investor in understanding the value of income-producing real estate.  Net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses.  Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

The following table presents the net operating income and a reconciliation of net operating income to net loss for each of the properties in which we own an interest and a further reconciliation to equity in net loss of unconsolidated joint ventures as reflected on our statement of operations for the year ended December 31, 2010:

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Property Operating Results:
Rental revenue	$3,881,600	$1,423,900	$2,866,300	$931,900	$806,700	$9,910,400
Operating expenses	1,747,500	690,100	1,005,300	338,800	261,000	4,042,700
NOI	2,134,100	733,800	1,861,000	593,100	545,700	5,867,700
Interest Expense	(1,342,900)	(567,100)	(1,173,100)	(258,500)	(239,500)	(3,581,100)
Acquisition fees		(602,900)	(499,700)	(373,100)	(463,800)	(1,939,500)
Depreciation and amortization	(1,670,000)	(745,100)	(1,598,000)	(614,800)	(511,400)	(5,139,300)
Net loss	(878,800)	(1,181,300)	(1,409,800)	(653,300)	(669,000)	(4,792,200)
Net loss attributable to JV partners	544,019	892,530	1,177,400	486,238	580,292	3,680,479
	(334,781)	(288,770)	(232,400)	(167,062)	(88,708)	(1,111,721)
Amortization of deferred financing costs paid on behalf of joint ventures	(4,387)	(28,433)	(1,736)	(429)	(518)	(35,503)
Equity in net loss of unconsolidated joint ventures	$(339,168)	$(317,203)	$(234,136)	$(167,491)	$(89,226)	$(1,147,224)

Distributions

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of cash flow provided by operations.

The cash distributions paid in the four quarters ended December 31, 2010 were approximately $129,374.  Distributions funded through the issuance of shares under our distribution reinvestment plan in the four quarters ended December 31, 2010 were approximately $63,334.  For the four quarters ended December 31, 2010, cash flow used in operations was approximately $870,105.  Distributions in excess of cash flow provided by operations were funded with proceeds from this offering.

The following table presents information regarding our distributions for 2010:

	Distributions Paid						Sources of Cash Distributions
2010	Cash	Distributions Reinvested (DRIP)	Total	Cash Flow Provided by (used in) Operations	Total Distributions Declared	Declared Distributions Per Share(1)	Cash Flow Provided by Operations/ Percent of Total Cash Distributions Paid	Offering Proceeds/ Percent of Total Cash Distributions Paid
Fourth Quarter	$79,343	$29,439	$108,782	$(378,058)	$115,907	$0.175	$0.00/0	$79,343/100%
Third Quarter	45,952	31,422	77,374	(572,386)	89,432	0.175	0.00/0	45,952/100%
Second Quarter	4,079	2,473	6,552	(30,952)	27,655	0.078	0.00/0	4,079/100%
First Quarter(2)	—	—	—	111,291	—	—	N/A	—
Total	$129,374	$63,334	$192,708	$(870,105)	$232,994	$0.428	$0.00/0	$129,374/100%

(1)	Distributions declared per share assumes the share was issued and outstanding each day during the period and is based on a declared daily distribution rate of $0.00191781.
(2)	Distributions were first declared in May 2010.

Since our inception on July 25, 2008 through December 31, 2010, we have paid total distributions, including distributions reinvested through our distribution reinvestment plan, of $192,708 and have had cumulative funds from operations (“FFO”) of approximately $(1,405,000).  For a discussion of how we calculate FFO and why our management considers it a useful a measure of REIT operating performance as well as a reconciliation of FFO to our net loss, please see “—Funds from Operations and Modified Funds From Operations” above.

On January 13, 2011, our board of directors declared distributions of $0.00191781 per common share based on daily record dates for the period from January 13, 2011 through March 31, 2011.  On March 22, 2011, our board of directors declared distributions of $0.00191781 per common share based on daily record dates for the period from April 1, 2011 through June 30, 2011.  Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month.  A portion of each distribution may constitute a return of capital for tax purposes.  As current corporate operating expenses exceed cash flow received from our investments in real estate joint ventures we can make no assurance that our board of directors will continue to approve monthly distributions at the current rate; however the recently approved distributions and the distributions paid to date represent an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share.  Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net value for in-place leases and loan costs net of amortization) minus total liabilities, divided by the total number of shares of common stock outstanding.  It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments.  Real estate values have historically risen or fallen with market conditions.  Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share.  It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives.  Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as well as the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of December 31, 2010, our net tangible book value per share was $2.36.  To the extent we are able to raise substantial additional proceeds in this offering, the liabilities that cause dilution in the value of our common stock are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at December 31, 2010 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets.  Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Management Compensation

            Our advisor, Bluerock Enhanced Multifamily Advisor, LLC, and its affiliates, and our dealer manager, Select Capital Corporation, which is not affiliated with us or our advisor, receive compensation and fees for services relating to this offering and managing our assets.  In addition, our advisor and its affiliates receive reimbursements for certain organization and offering costs.  Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates and to the dealer manager, and any related amounts payable, for the year ended December 31, 2010:

Type of Compensation	Incurred for the Year Ended December 31, 2010	Payable as of December 31, 2010
Selling Commissions	$395,574		-
Dealer Manager Fee(1)	$169,755		-
Asset Management and Oversight Fees	$223,436		$232,576
Acquisition Costs	$362,766		$81,776
Financing Fees	$75,064		$14,491
Other Offering Costs (2)	$507,656		-
Organizational Costs	$49,931		$49,931
Operating Expenses(3)	$-	$

(1) Includes amounts reallowed from the dealer manager fee to selected dealers.
(2) Our advisor has incurred an additional $2.3 million of other offering expenses on our behalf; these will become payable as additional offering proceeds are raised in this offering to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.
(3) As of December 31, 2010, our advisor had incurred $677,000 of operating expenses on our behalf; however, these amounts were in excess of the limit on total operating expenses imposed by our charter, and our independent directors had not yet determined the excess amount to be justified based on unusual and nonrecurring factors.  The board made this determination at its meeting on March 22, 2011.  At that time these expenses became payable.

Share Repurchase Plan

Our board of directors has adopted a share repurchase plan that permits you to sell your shares back to us, subject to conditions and limitations of the plan.  Among other limitations, we will not repurchase in excess of 5% of the number of outstanding shares of common stock as of the same date in the prior calendar year. Also, the cash available for repurchase will be limited to the net proceeds from the sale of shares under our distribution reinvestment plan during the previous fiscal year.  As of December 31, 2010, we had not received any repurchase requests under the plan.  In addition, because our board of directors did not declare distributions until May 2010, we expect to have few funds available to redeem shares under our share repurchase plan in 2011.  Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice.

PROSPECTUS UPDATES

The following information supplements, updates, and supersedes and replaces, as appropriate, the disclosure in the prospectus sections as indicated.

Risk Factors

Risks Related to Our Proposed Transition of Dealer Managers

We may not receive regulatory approval for Halcyon Capital Markets to serve as our dealer manager for this offering, which could cause us to have to stop selling shares in this offering unless we and our current dealer manager decide to continue our current arrangement; additionally, all or some of the broker-dealers currently participating in this offering may decide not to enter into selling agreements with Halcyon Capital Markets, which could negatively impact our ability to raise capital.

In order for Halcyon Capital Markets to serve as dealer manager for this offering, it must receive a letter from FINRA that FINRA has no objections to the proposed underwriting and other terms and arrangements of the offering. If FINRA does not provide approval of Halcyon Capital Markets, we will be required to secure another broker-dealer to serve as our dealer manager and obtain a FINRA no objections letter which would involve a substantial suspension of this offering.  Additionally, if there is a change in our dealer manager, all or some of the broker-dealers currently participating in this offering may decide not to enter into agreements with the dealer manager to sell shares of our common stock and our ability to raise capital will be negatively impacted, which will negatively impact our ability to acquire properties, pay our expenses and pay distributions to our stockholders.

Conflicts of Interest

Financial Support From Our Sponsor

Our current corporate operating expenses exceed the cash flow received from our investments in real estate joint ventures. If the rate at which we raise offering proceeds does not improve significantly with the recommencement of our offering, our general and administrative costs will remain higher relative to the size of our portfolio. Moreover, we cannot predict the impact of the restatement on our ability to increase sales. To the extent cash on hand is not sufficient to meet our short-term liquidity requirements we expect to utilize credit facilities obtained from affiliates or unaffiliated third parties. Our sponsor has agreed to provide financial support to us, as necessary, sufficient for us to satisfy all of our obligations and debt service requirements as they come due until at least January 1, 2012 and will satisfy, on a timely basis, all of our liabilities and obligations that we are unable to satisfy when due from March 28, 2011, through and including January 1, 2012.  Our sponsor has also agreed to defer payment of current year property and asset management fees and operating expenses that are allocated to us, acquisition fees, property and asset management fees and other costs, and operating expenses which have been accrued as of December 31, 2010, and offering costs advanced on our behalf.  In addition, our sponsor, which has management control of the affiliates that are lenders to us, has the authority to extend and will extend our notes outstanding beyond December 31, 2011, depending on our ability to repay those obligations.

Plan of Distribution

Transition of Dealer Manager

We are in the process of seeking regulatory approval to transfer the dealer manager duties for this offering from our current dealer manager, Select Capital Corporation, a third party, to Halcyon Capital Markets, LLC, our affiliate.  An affiliate of our sponsor, BR Capital Markets, LLC currently owns a 90% interest in Halcyon Capital Markets, and the remaining 10% interest is owned by Halcyon Holdings, LLC.  BR Capital Markets is 100% owned by R. Ramin Kamfar, a principal of our advisor.   It is expected that transitioning the offering from a third-party dealer manager to an affiliated dealer manager will provide us with significant benefits, which we believe will lead to greater sales of shares.  Halcyon Capital Markets is a Massachusetts limited liability company, headquartered at 5775 Wayzata Boulevard, Suite 960, Minneapolis, Minnesota, 55416.

We expect that upon receipt of all required regulatory approvals, Halcyon Capital Markets will assume the role of dealer manager for the remainder of the offering period.  We are currently negotiating the terms of the dealer manager agreement with Halcyon Capital Markets; however, we expect the terms would be substantially the same as our current dealer manager agreement with Select Capital Corporation.  Pursuant to the terms of our dealer manager agreement with Select Capital Corporation, should we determine to engage Halcyon Capital Markets for the remainder of this offering, Select Capital Corporation has agreed to use its best efforts to cooperate with us to accomplish an orderly transfer of management of this offering to Halcyon.

Revised Amount Outstanding Under Loan to Private Asset Holdings

In June 2010, an affiliate of our advisor entered into an agreement to lend Private Asset Holdings, Inc., the 100% owner of our current dealer manager, a line of credit of up to two million dollars.  In December 2010, our affiliate canceled the line of credit and no further advances are permitted thereunder.  As of the date the line of credit was canceled and through the date of this supplement, the amount outstanding under the line of credit is $1.35 million.

Updated Mailing Address for Our Current Dealer Manager

The offices of our current dealer manager have moved.  Select Capital Corporation is currently located at 31351 Rancho Viejo Road, Suite 205, San Juan Capistrano, California 92675, and its telephone number is (866) 699-5338.

Experts

The consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc. and Subsidiaries as of  December 31, 2010, and the consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc.and Subsidiaries as of  December 31, 2009, and the consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, incorporated by reference into this prospectus from Bluerock Enhanced Multifamily Trust, Inc.’s annual report on Form 10-K for the year ended December 31, 2010  have been audited by Freedman & Goldberg, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The statement of revenues and certain operating expenses of Springhouse at Newport News for the year ended December 31, 2008; of The Reserve at Creekside Village for the year ended December 31, 2009; of The Apartments at Meadowmont for the year ended December 31, 2009; of Estates at Perimeter for the year ended December 31, 2009; and of Gardens at Hillsboro Village for the year ended December 31, 2009, all incorporated by reference into this prospectus, have been audited by Freedman & Goldberg, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes explanatory paragraphs referring to the purpose of the statement).  Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Incorporation of Certain Information by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus.  You can access documents that are incorporated by reference into this prospectus at the website we maintain at http://www.bluerockre.com (URL for documents: http://www.bluerockre.com/secfilings).  There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-153135), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 31, 2011;

•	Current Report on Form 8-K filed with the SEC on April 18, 2011;

•	Current Report on Form 8-K filed with the SEC on March 24, 2011;

•	Current Report on Form 8-K filed with the SEC on January 26, 2011;

•	Current Report on Form 8-K filed with the SEC on January 20, 2011;

•	Current Report on Form 8-K filed with the SEC on January 19, 2011;

•	Current Report on Form 8-K/A filed with the SEC on January 19, 2011;

•	Current Report on Form 8-K/A filed with the SEC on January 19, 2011;

•	Current Report on Form 8-K/A filed with the SEC on January 19, 2011;

•	Current Report on Form 8-K/A filed with the SEC on January 19, 2011;

•	Current Report on Form 8-K/A filed with the SEC on January 19, 2011;

•	Quarterly Report on Form 10-Q for the nine months ended September 30, 2010 filed with the SEC on January 18, 2011;

•	Quarterly Report on Form 10-Q/A for the six months ended June 30, 2010 filed with the SEC on January 19, 2011; and

•	Quarterly Report on Form 10-Q/A for the three months ended March 31, 2010 filed with the SEC on January 19, 2011.

We will provide to each person, including any beneficial owner, to whom our prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into our prospectus but not delivered with our prospectus. To receive a free copy of any of the documents incorporated by reference in our prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Bluerock Enhanced Multifamily Trust, Inc.
c/o Bluerock Real Estate, L.L.C.
Heron Tower, 70 East 55th Street, 9th Floor
New York, New York 10022
(877) 826-BLUE (2583)

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.